

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece


03024472

F/DI: 283 | 7-7-2003

BY COURIER


SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2003
WASH. D.C.
188
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding distribution of free shares to PPC's beneficiaries shareholders.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL



Enclosure
- Announcement

PUBLIC POWER CORPORATION SA

Further to previous announcement regarding free shares of PPC S.A.

Distribution of shares free of charge to 10,529 shareholders gets underway

Public Power Corporation S.A. (PPC) is to distribute shares free of charge to 10,529 shareholders who held for six (6) months the shares they obtained through the December 2002 public offer.

The ratio of free shares distribution is one share for each ten shares, and up to a limit of 200 shares per individual non-institutional investor who held their PPC shares obtained through the 2002 public offer until June 11, 2003, marking the completion of a stock trading period of six months. The total amount of shares to be distributed is 442,617 pieces, of a total 232,000,000 PPC shares. The Hellenic Republic will distribute the shares to beneficiaries over the counter on July 10, 2003.

ATHENS, July 7, 2003



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 283 | 7-7-2003

BY COURIER


SEC MAIL PROCESSING
RECEIVED
JUL 10 2003
WASH. D.C. 188 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A. - File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding distribution of free shares to PPC's beneficiaries shareholders.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Announcement

PUBLIC POWER CORPORATION SA

<u>Further to previous announcement regarding free shares of PPC S.A.</u>

Distribution of shares free of charge to 10,529 shareholders gets underway

Public Power Corporation S.A. (PPC) is to distribute shares free of charge to 10,529 shareholders who held for six (6) months the shares they obtained through the December 2002 public offer.

The ratio of free shares distribution is one share for each ten shares, and up to a limit of 200 shares per individual non-institutional investor who held their PPC shares obtained through the 2002 public offer until June 11, 2003, marking the completion of a stock trading period of six months. The total amount of shares to be distributed is 442,617 pieces, of a total 232,000,000 PPC shares. The Hellenic Republic will distribute the shares to beneficiaries over the counter on July 10, 2003.

ATHENS, July 7, 2003